# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERITONE, INC., CIK 0001615165
CUSIP: 92347M100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5291 California Ave., Suite 350, Irvine, California (CA), 92617
Date of event which requires filing of this statement: 07/14/2026
Filed by CIK 0001705446
Persons authorized to receive notices and communications: Ryan Steelberg, c/o Veritone, Inc., 5291 California Avenue, Suite 350, Irvine, California (CA), 92617, (888) 507-1737

## Reporting persons
- Ryan Steelberg (CIK 0001705446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,204,910; shared voting power 0; sole dispositive power 6,204,910; shared dispositive power 0; aggregate amount beneficially owned 6,204,910 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VERITONE, INC.
Address of issuer's principal executive offices: 5291 California Ave., Suite 350, Irvine, California (CA), 92617
Comment: This Amendment No. 12 (this "Amendment No. 12" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 3, 2017, as amended by Amendment No. 1 on March 20, 2018, Amendment No. 2 on May 16, 2018, Amendment No. 3 on April 24, 2020, Amendment No. 4 on June 29, 2020, Amendment No. 5 on September 30, 2020, Amendment No. 6 on January 15, 2021, Amendment No. 7 on March 3, 2021, jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual, Amendment No. 8 on July 3, 2024 only with respect to Ryan Steelberg, Amendment No. 9 on July 2, 2025 only with respect to Ryan Steelberg, Amendment No. 10 only with respect to Ryan Steelberg and Amendment No. 11 on April 16, 2026 only with respect to Ryan Steelberg (collectively, the "Schedule 13D"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 12 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following information:

Award of Restricted Stock Units and Performance Stock Units

On July 14, 2026, the Issuer granted to the Reporting Person an award of restricted stock units ("RSUs") representing the right to receive upon vesting 925,000 shares of Common Stock. One-third of the RSUs vest on each of July 7, 2027, July 7, 2028 and July 7, 2029, subject to the Reporting Person's continuous service with the Issuer on each date.

On July 14, 2026, the Issuer granted to the Reporting Person an award of performance stock units ("PSUs") representing the right to receive upon vesting 925,000 shares of Common Stock. The PSUs vest in three substantially equal installments upon the achievement of milestone stock price goals of $1.8825 per share, $3.7650 per share and $5.6475 per share (each, a "Milestone Price") within specified performance periods, as certified by the compensation committee of the Issuer's board of directors. Achievement of each Milestone Price is measured using the volume-weighted average closing price of the Issuer's Common Stock over the 90-calendar day period ending on the last day of the applicable performance period.

## Signatures
- Ryan Steelberg: /s/ Ryan Steelberg, Ryan Steelberg (07/16/2026)